Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 23

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 6,369,856 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 1,652,127 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 23 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 6,369,856 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 1,208,840 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 9,200 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $3.125 per share.
•
up to 1,040 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $250.00 per unit.
•
up to 5,068,749 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 80,036 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.

•
up to 1,991 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 1,652,127 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
7,252 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $250.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.0625 per share. Because the exercise price of the Public Warrants is only $0.0625 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
1,644,875 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $7,187.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $7,187.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $7,187.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “LIFW,” “LIFWZ,” and “LIFWW.” On November 15, 2024, the closing price of Common Stock was $1.82 per share, the closing price of our Public Warrants was $0.10 per warrant and the closing price of our New Warrants was $0.0021 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 23 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 18, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2024

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	LIFW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	LIFWW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	LIFWZ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On November 18, 2024, Nomura Securities International, Inc. (“Nomura”) agreed to a limited waiver (the “Letter Agreement”) of the Company’s obligation to pay promissory note obligations using the proceeds of the Standby Equity Purchase Agreement dated November 14, 2023 by and between the Company and YA II PN, Ltd. until March 31, 2025, and up to an aggregate total of $4,000,000 of such proceeds that would otherwise be paid to Nomura; provided that such proceeds be used solely to fund the operations of the Company.

The foregoing description is qualified in its entirety by the Letter Agreement, which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective November 15, 2024, MSP Recovery, Inc. (the “Company,” “we,” “us,” or “our”) amended our Second Amended and Restated Certificate of Incorporation in the State of Delaware (the “Amendment”), which provides that, at 11:59 P.M. on November 15, 2024 (the “Reverse Split Effective Time”), every 25 shares of our issued and outstanding Class A Common Stock and Class V Common Stock (together with the Class-B Units) were automatically combined into one issued and outstanding share of Class A Common Stock and Class V Common Stock (together with the Class-B Units ), respectively, without any change in the par value per share (the “Reverse Stock Split”). Earlier, on September 25, 2024, a majority of our stockholders approved a reverse stock split subject to the board of directors determining the final ratio. The Company’s Class A Common Stock began trading on a split-adjusted basis on The NASDAQ Global Market (“NASDAQ”) at the market open on November 18, 2024.

At the Reverse Stock Split Effective Time, every 25 issued and outstanding shares of the Company’s Class A Common Stock and Class V Common Stock (together with the Class-B Units ) were converted automatically into one share of the Company’s Class A Common Stock and Class V Common Stock (together with the Class B Units), respectively, without any change in the par value per share. Based on share counts as of November 15, 2024, the Reverse Stock Split reduced the number of shares of Class A Common Stock issued and outstanding from approximately 46.7 million to approximately 1.9 million, and the number of Up-C Units, which one share of Class V Common Stock forms a part, from approximately 124.1 million to approximately 5.0 million.

No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share due to holding a number of shares not evenly divisible by the exchange ratio within the specified range had the number of new shares to which they were entitled rounded up to the nearest whole number of shares. No stockholders received cash in lieu of fractional shares.

The Reverse Stock Split affected all stockholders uniformly and will not alter any stockholders’ percentage interest in the Company’s equity, except to the extent that the Reverse Stock Split would result in a stockholder owning a fractional share and such stockholder receives a whole share in lieu thereof. Proportional adjustments will be made to the terms of the Company’s LIFWW and LIFWZ warrants.

The Reverse Stock Split does not otherwise modify any rights or preferences of the Company’s Class A Common Stock, Class V Common Stock, or the Up-C Units. The Reverse Stock Split is intended to increase the market price per share of the Company’s Class A Common Stock to ensure the Company maintains full compliance with the NASDAQ Marketplace Rule 5450(a)(1) and Rule 5810(3)(A)(iii) and maintains its listing on NASDAQ.

The trading symbol for the Company’s Class A Common Stock will remain “LIFW.” The new CUSIP number for the Company’s Class A Common Stock following the Reverse Stock Split is 553745-30-8.

The foregoing description is qualified in its entirety by the Amendment, which is attached as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
3.1	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation
10.1	Nomura Letter Agreement dated November 12, 2024
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: November 18, 2024

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel